Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 United States

Direct line +1 212 318 3168 Rajiv.khanna@nortonrosefulbright.com

Tel +1 212 318 3000 Fax +1 212 318 3400

July 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale

Re:	Crown Reserve Acquisition Corp. I
Registration Statement on Form S-1
Filed May 30, 2025
File No. 333-287674
SEC Comment Letter dated June 25, 2025

Dear Ms. Rivera and Ms. Yale:

On behalf of Crown Reserve Acquisition Corp. I (the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 25, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on May 30, 2025.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

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Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

Registration Statement on Form S-1

Cover Page

1.	Please disclose whether there are any limitations to your redemptions. Refer to Item 1602(a)(2) of Regulation S-K.

Response: The current disclosure on the cover page discusses the limitations on interest available for redemptions. We have added disclosure on the cover page to state the limitations on redemption rights (1) in the event net tangible assets are not at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and (2) for shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote.

2.	Where you disclose the amount of compensation received or to be received by the sponsor, its affiliates, and promoters, please also discuss whether the compensation and securities issuances could result in material dilution of the purchasers’ equity interests. Refer to Item 1602(a)(3) of Regulation S-K.

Response: We have revised the disclosure on the cover page to include additional disclosure responsive to the Staff’s comments.

3.	You state that each unit includes one right to receive one-seventh of one Class A ordinary share. Please expand your disclosure to explain whether fractional shares will be issued in connection with the rights. See Item 501(b)(2) of Regulation S-K.

Response: Fractional shares will not be issued in connection with the Share Rights. We have revised the disclosure on the cover page to include additional disclosure responsive to the Staff’s comments.

4.	Please also disclose the aggregate amount of public units that the non-managing sponsor investors have expressed an interest to purchase. In this regard, we note your statement that none of them have expressed an interest in purchasing more than 9.9% of the units to be sold in this offering.

Response: The non-managing sponsor investors have not expressed an interest to purchase public units. We have revised the disclosure on the cover page and throughout the document to be responsive to the Staff’s comment.

Summary, page 1

5.	Revise your disclosure to address plans to seek additional financing and how such financing may impact unaffiliated shareholders. Refer to Item 1602(b)(5) of Regulation S-K.

Response: We have included a disclosure regarding potential additional financing the Company may seek in order to complete its initial business combination and how such financing may impact unaffiliated shareholders on page 14 and throughout the filing to be responsive to the Staff’s comments.

6.	Please address whether there are any limitations on the number of extensions you may seek to extend the deadline for your initial business combination. Refer to Item 1602(b)(4) of Regulation S-K.

Response: There is no limit on the number of extensions that the Company may seek to extend the deadline of the initial business combination; however, it does not expect to extend the time period to consummate the initial business combination beyond 36 months from the closing of this offering. We have included this disclosure on the cover page and page 25 to be responsive to the Staff’s comments and also noted the Nasdaq delisting consequences at 36 months.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

7.	You define “Permitted Withdrawal” to include withdrawals of interest earned on the trust account to fund your working capital requirements, and you have disclosure, such as on page 43, that interest released at liquidation will be net of such Permitted Withdrawals. However, you also state elsewhere, including on the cover page, that interest will only be released from the trust account to pay your tax obligations. Please revise your disclosures throughout for consistency.

Response: We have revised the disclosures throughout for consistency that interest released at liquidation will be net of Permitted Withdrawals to be responsive to the Staff’s comments.

8.	In your discussion of the prior SPAC experience of your officers and director nominees, please revise to balance your disclosure by clarifying whether an entity was able to complete the business combination within the original completion window or whether there were extensions of time to complete the transaction or if they have not yet completed a combination, whether there have been extensions. Also discuss the amount of shareholder redemptions in connection with such transactions. Please also revise to remove outdated listing information with respect to references to exchanges and ticker symbols.

Response: We have included a disclosure regarding the prior SPAC experience of the officers and director nominees on page 133 to be responsive to the Staff’s comments. We have also revised the disclosures on starting on pages 3, 100 and 133 to be responsive to the Staff’s comments regarding prior SPAC experience of the officers and director nominees and outdated listing information of companies.

Sponsor Information, page 7

9.	Please revise your tabular disclosures starting on pages 9 and 99 to disclose the natural persons and entities subject to the transfer restrictions. We also note your statement on pages 11 and 100 that CCM may release certain securities subject to the lock-up. Please revise to clarify CCM’s role in these transactions. Refer to Item 1603(a)(9) of Regulation S-K.

Response: We have revised the tabular disclosure on pages 10 and 110 to disclose the natural persons and entities subject to the transfer restrictions. We have revised the statements on pages 13 and 112 to be responsive to the Staff’s comments.

10.	Please reconcile your disclosure on page 33 of your registration statement that there will not be any finder’s fees paid to your sponsor, officers, directors, or their affiliates in connection with services rendered prior to or in connection with an initial business combination with your disclosure on pages 8 and 97 that there is an undetermined amount expected to be paid to your sponsor for consulting, success, or finder fees in connection with the consummation of an initial business combination.

Response: There will not be finder’s fees paid to the sponsor, officers, directors, or their affiliates in connection with services rendered prior to or in connection with an initial business combination. We have revised our disclosures on pages 9 and 109 accordingly to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

11.	We note your disclosure that if you increase or decrease the size of your offering, you will effect a capitalization or share surrender or redemption or other appropriate mechanism to maintain the ownership of the founder shares by the initial shareholders at 20% of the issued and outstanding ordinary shares. Please revise to disclose, here and elsewhere as applicable, this initial issuance as compensation and the extent to which it may result in material dilution to your shareholders. Refer to Item 1602(b)(6) of Regulation S-K.

Response: We have revised the disclosure on the cover page and pages 10 and 110 to be responsive to the Staff’s comments.

Proposed Business

Permitted Purchases of Our Securities, page 27

12.	We note disclosure regarding your letter agreement with your sponsor, officers, and directors to vote any founder shares and public shares in favor of your initial business combination. In addition, we note disclosures, such as on pages 43 and 104, that your sponsor, directors, or officers may purchase shares in privately negotiated transactions for the purpose of voting such shares in favor of the business combination. We also note your statement on page 25 that there is no limit on the price that they may pay. Please tell us how such purchases would comply with Exchange Act Rule 14e-5. Refer to Tender Offer Rules and Schedules C&DI 166.01 for guidance.

Response: We have revised the disclosures starting on pages 29, 48, 87, and 116 to be responsive to the Staff’s comments.

Risk Factors, page 40

13.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: We have added an additional risk factor on page 73 to be responsive to the Staff’s comments.

14.	We note that transfers may be made in connection with any forward purchase agreement or similar arrangements. Please add risk factor disclosure about risks that may arise from the sponsor or a sponsor affiliate having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: We have revised the disclosure on page 57 to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

If we seek shareholder approval. . ., page 44

15.	Please expand this risk factor to discuss the amount of public shares that would be needed to vote in favor of the initial business combination if only a minimum number of shares representing a quorum are voted and to explain how many votes will be needed if all the non-managing sponsor investors vote in favor of the transaction. Also revise the first bullet on page 18 and add a bullet on page 37 to include corresponding disclosures.

Response: We have revised the disclosures on pages 20, 49, 154 and 156 to be responsive to the Staff’s comments. In response to this comment, we have also added a risk factor to the summary of risk factors on page 41 stating that “[i]f the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest and vote them in favor of the Company’s initial business combination, no affirmative votes from other public shareholders would be required to approve our initial business combination”.

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance . . ., page 44

16.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please expand your disclosure to disclose the risk that despite your investment of the proceeds in certain specified assets, you could nevertheless be considered to be operating as an unregistered investment company. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: We have revised the disclosure on pages 51 and 52 to be responsive to the Staff’s comments. If the facts and circumstances change over time, we will update the disclosure to reflect how such changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

Use of Proceeds, page 75

17.	Please revise and ensure the mathematical accuracy of the percentage to be held in Trust account, as $149.92 million to be held in the Trust account is less than 100% of the public offering size totaling $150 million. We also note your statement on page 55 that $152,610,000 will be held in the trust account, and your statement on the cover page that $150,000,000 will be deposited into a trust account. Please revise your disclosures regarding the amount to be held in the trust account for consistency.

Response: We have revised the tabular disclosures for the Use of Proceeds and throughout the filing, including on the cover page and page 84 to be responsive to the Staff’s comments.

Dilution, page 80

18.	Please expand your disclosure, outside the table, to describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, founder shares’ anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $5,000,000 of working capital loans that may be converted into private placement units. Refer to Item 1602(c) of Regulation SK.

Response: We have expanded our disclosure on page 90 to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

19.	We note the disclosure in your filing that your amended and restated memorandum and articles of association will provide that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the underwriters’ fees and commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Given your redemption limitation, amend your disclosure to present the number of ordinary shares redeemed and amounts paid for such redemptions as quartile percentages of the maximum redemption rather than based on the entire amount of shares to be sold to public shareholders. Refer to Item 1602(c) of Regulation S-K.

Response: We have amended the disclosure in our dilution presentation starting on page 91 to be responsive to the Staff’s comments.

Management, page 121

20.	Please revise your disclosure to ensure you have disclosed the business experience, principal occupations, and employment of each director and executive officer named during each of the past five years, including dates and duration of employment. Refer to Item 401(e) of Regulation S-K. Also revise the table on page 121 to clarify the individuals who are currently director nominees, or advise, and include the class of each director and director nominee. In this regard, we note the consents filed as Exhibits 99.3-99.6 and your statement on page 123 and elsewhere that your board is divided into three classes.

Response: We have revised the disclosures of each director and executive officer starting on pages 3, 100 and 133 to be responsive to the Staff’s comments. We have revised the table on page 133 to clarify the individuals who are currently director nominees. We have revised disclosures throughout the filing to correct the disclosure that the board will not have classes.

21.	Please ensure that your table disclosing the contractual obligations and fiduciary duties of your officers and directors is complete. In this regard, we note that it appears Prashant Patel may be serving as Vice Chairman of the Board of Wellgistics Health, Inc. and that Eric Sherb is serving as Chief Financial Officer of SME Entertainment, Inc.

Response: We have revised the table disclosing the contractual obligations and fiduciary duties of the officers and directors on page 142 to be responsive to the Staff’s comments.

Principal Shareholders, page 131

22.	We note your disclosure that Eric Sherb has voting and investment discretion with respect to the founder shares held by the sponsor. Please address all persons with direct and indirect material interests in the sponsor, including the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: We have revised the disclosure on pages 9 and 108 to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

Financial Statements

Notes to Financial Statements

Note 9 - Subsequent Events, page F-18

23.	We note you evaluated subsequent events through May 27, 2025, the date that the financial statements were available for issuance. Please tell us what consideration you gave to evaluating subsequent events through the audit report date noted, and advise or revise accordingly. Refer to ASC 855-10-25.

Response: In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through May 30, 2025, which was the date these financial statements were available for issuance and determined that there were no significant unrecognized events through that date. We have revised the disclosure on page F-18 to be responsive to the Staff’s comment.

Exhibits

24.	We note your references to a letter agreement between you, your sponsor, and your management. However, this agreement does not appear to be filed or listed in the exhibit index. Please file this letter agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have filed the Form of Letter Agreement among the Company, the sponsor, and each of the officers and directors of the Company as Exhibit 10.1, as listed in the exhibit index.

General

25.	Please ensure that you define all acronyms or defined terms upon first use. For example, you reference SAP units in the fourth paragraph of your cover page but you do not define SAP until the tenth paragraph or SAP Unit until the fourteenth paragraph.

Response: We respectfully acknowledge the Staff’s comments and have revised the filing to be responsive.

26.	Please discuss the general character of your sponsor’s business and describe the material roles and responsibilities of your sponsor, its affiliates, and promoters in directing and managing your activities. Refer to Items 1603(a)(2) and (a)(4) of Regulation S-K.

Response: Our sponsor was formed for the sole purpose of investing in our company and acting as the sponsor in connection with this offering. Our sponsor conducts no other business. We have revised the disclosures on pages 2, 9, and 108 to be responsive to the Staff’s comments.

27.	Please describe the experience of your sponsor, affiliates, and promoters in organizing special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K.

Response: We have included a disclosure regarding the prior SPAC experience of the officers and director nominees starting on pages 5, 103, and 135 to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

July 11, 2025

28.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The sponsor is not, is not controlled by, and does not have substantial ties with a non-US person.

Underwriting, page 166

29.	Please revise your underwriter’s compensation table to include the SAP units. In that regard, we note your disclosure on page 168 and elsewhere that these items have been deemed compensation by FINRA. Please refer to Item 508(e) of Regulation S-K.

Response: We have revised the underwriter’s compensation table on page 180 in response to the Staff’s comments.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Prashant Patel (Crown Reserve Acquisition Corp. I)